Filed Pursuant to Rule 433
Registration No. 333-261622
THE PNC FINANCIAL SERVICES GROUP, INC.
$1,500,000,000 5.068% FIXED RATE/FLOATING RATE SENIOR NOTES DUE JANUARY 24, 2034

Issuer:	The PNC Financial Services Group, Inc. (“PNC”)

Security:	5.068% Fixed Rate/Floating Rate Senior Notes due January 24, 2034 (the “Senior Notes”)

Ranking:	Senior

Expected Security Ratings:*	A3 / A- / A (Moody’s / S&P / Fitch)

Principal Amount:	$1,500,000,000

Price to Investors:	100.000% of face amount

Minimum Denomination/Multiples:	$2,000 / multiples of $1,000 in excess thereof

Trade Date:	January 19, 2023

Settlement Date:**	January 24, 2023 (T+3)

Maturity:	January 24, 2034

Optional Redemption Date:	Redeemable in whole, but not in part, on January 24, 2033, the date that is one year prior to the maturity date, at 100% of the principal amount of the Senior Notes, plus accrued and unpaid interest thereon to the date of redemption. Also redeemable in whole, or in part, during the 90-day period prior to, and including, the maturity date at 100% of the principal amount of the Senior Notes, plus accrued and unpaid interest thereon to the date of redemption

Fixed Rate Period:	From, and including, January 24, 2023 to, but excluding, January 24, 2033

Floating Rate Period:	From, and including, January 24, 2033 to, but excluding, the maturity date

Interest Rates:
Fixed Rate Period: 5.068% annually
Floating Rate Period: Compounded SOFR, determined as set forth under “Certain Terms of the Senior Notes—Interest—Floating Rate Period” in the preliminary prospectus supplement dated January 19, 2023, plus 1.933%

Interest Payment Dates:	Fixed Rate Period: Each January 24 and July 24, commencing on July 24, 2023 and ending on January 24, 2033 Floating Rate Period: April 24, 2033, July 24, 2033, October 24, 2033 and at the maturity date
Day Count Convention / Business Day Convention:	Fixed Rate Period: 30/360; Following Business Day Convention (Unadjusted) Floating Rate Period: Actual/360; Modified Following Business Day Convention (Adjusted)

Reference Benchmark:	UST 4.125% due November 15, 2032

Reference Benchmark Yield:	3.388%

Spread to Reference Benchmark:	168 basis points

Re-offer Yield:	5.068%

CUSIP/ISIN:	693475BM6 / US693475BM68

Joint Book-Running Managers:	PNC Capital Markets LLC Barclays Capital Inc. Citigroup Global Markets Inc. Goldman Sachs & Co. LLC

Co-Managers:	Academy Securities, Inc. Siebert Williams Shank & Co., LLC

Concurrent Offering:	Concurrently with this offering, PNC is separately offering its 4.758% Fixed/Floating Rate Senior Notes, due January 26, 2027 (the “Concurrent Offering”). A prospectus supplement related to the Concurrent Offering will be filed with the SEC, and PNC expects the issue date of the 4.758% Fixed Rate/Floating Rate Senior Notes due January 26, 2027 to be January 24, 2023. The settlement of the Senior Notes is not contingent upon the settlement of the Concurrent Offering.
*Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.
**Note: We expect that delivery of the Senior Notes will be made against payment therefor on the third business day following the date hereof (such settlement cycle being referred to as “T+3”). Under Rule 15c6-1 of the Securities Exchange Act of 1934, trades in the secondary market generally are required to settle in two business days unless the parties to a trade expressly agree otherwise. Accordingly, purchasers who wish to trade the Senior Notes prior to the second business day before settlement will be required, by virtue of the fact that the Senior Notes initially will settle in T+3, to specify alternative settlement arrangements to prevent a failed settlement. Such purchasers should consult their own advisors.
Conflict of Interest
Because our affiliate, PNC Capital Markets LLC, is participating in this offering, PNC Capital Markets LLC is deemed to have a “conflict of interest” within the meaning of Financial Industry Regulatory Authority (“FINRA”) Rule 5121. Accordingly, the distribution arrangements for this offering comply with the requirements of FINRA Rule 5121 regarding a FINRA member firm’s participation in the distribution of securities of an affiliate. In accordance with Rule 5121, PNC Capital Markets LLC may not make sales in this offering to any discretionary account without the prior approval of the customer.
The PNC Financial Services Group, Inc. has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement, the preliminary prospectus supplement dated today and other documents The PNC Financial Services Group, Inc. has filed with the SEC for more complete information about The PNC Financial Services Group, Inc. and this offering. You may get these documents for free by visiting EDGAR on the SEC web site at www.sec.gov. Alternatively, The PNC Financial Services Group, Inc., any underwriter or any dealer participating in the offering will arrange to send you the prospectus or the preliminary prospectus supplement if you request it by calling PNC Capital Markets LLC at 1-855-881-0697, Barclays Capital Inc. at 1-888-603-5847, Citigroup Global Markets Inc. at 1-800-831-9146 or Goldman Sachs & Co. LLC at 1-866-471-2526.

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